UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1–9595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.
7601 Penn Avenue South
Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting & Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
Best Buy Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the ”Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 29, 2007

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Participant-directed investments — at fair value	$691,760,939	$586,590,614

Receivables:
Participant contributions	—	1,196,964
Employer contributions	—	460,182
Interest and dividends receivable	600,776	455,658

Total receivables	600,776	2,112,804

Total assets	692,361,715	588,703,418

LIABILITIES — Amounts due to brokers for securities purchased	1,956,566	1,008,244

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	690,405,149	587,695,174

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 4)	841,726	652,772

NET ASSETS AVAILABLE FOR BENEFITS	$691,246,875	$588,347,946

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Contributions:
Participant	$61,091,755	$46,373,567
Employer	20,910,497	17,792,624
Rollovers	4,823,880	5,420,130

Total contributions	86,826,132	69,586,321

Interest and dividend income	3,674,834	4,968,027
Net realized and unrealized appreciation in fair value of investments	77,578,396	45,616,148

Total additions	168,079,362	120,170,496

DEDUCTIONS:
Benefits paid to participants	63,131,041	43,671,294
Administrative expenses	2,049,392	1,595,849

Total deductions	65,180,433	45,267,143

NET INCREASE PRIOR TO PLAN TRANSFERS	102,898,929	74,903,353

NET TRANSFERS INTO PLAN (Note 1)	—	16,186,218

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	102,898,929	91,089,571

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	588,347,946	497,258,375

End of year	$691,246,875	$588,347,946

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the Code) § 401(k). Eligible employees of Best Buy Co, Inc. (the Company) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. If an employee is scheduled to work at least 32 hours per week, the employee becomes eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee is scheduled to work fewer than 32 hours per week, the employee becomes eligible upon completion of at least 1,000 hours of service in a 12-month service period. The Rewards Investment and Finance Committee and Rewards Sponsor Committee have been delegated the Company’s fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan. The members of the Rewards Investment and Finance Committee and Rewards Sponsor Committee are appointed by the Board of Directors of the Company. JPMorgan Chase Bank N.A. serves as the Trustee of the Plan. The Plan is subject to ERISA.

Contributions — Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan and subject to Internal Revenue Service (the IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 5% of compensation that a participant contributes to the Plan. Participants are eligible for the Company match upon entering the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct their investments into any of the nine different investment funds or into Company stock.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Participants vest in Company-matching contributions over a five-year graduated vesting schedule. Participants will be 100% vested in Company-matching contributions five years from their date of hire or at the time of death, disability, or retirement, provided the person has reached normal retirement age.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan is processed. Loans require repayment within 5 years from the loan date, unless the loan is for the purchase of the participant’s primary residence, in which case the repayment term is up to 15 years. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits — On termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Forfeitures — Forfeited nonvested accounts are used to either reduce Company-matching contributions or to pay Plan expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts at December 31, 2006 and 2005, was $5,522 and $1,483,747, respectively. In 2006 and 2005, administrative expenses of $1,677,752 and $1,301,450, respectively, were paid with forfeitures. In 2006 and 2005, total forfeitures were $3,191,396 and $1,387,824, respectively.

Plan Merger and Transfer — The Magnolia 401(k) Plan was merged into the Plan effective March 31, 2005, and assets of $16,186,218 were transferred into the Plan.

Effective April 1, 2005, the Plan was amended to allow participation by the eligible employees of Magnolia Hi-Fi, Inc. d/b/a Magnolia Audio Video.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements and supplemental schedule of the Plan were prepared on the accrual basis of accounting generally accepted in the United States.

Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Valuation of Assets — Investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 4, determined as follows: The net asset values for the Artisan Small Cap Value Fund, Barclays S&P 500 Equity Index Fund, Hotchkis & Wiley Large-Cap Value Fund, JPMorgan Stable Value Fund, Marisco Growth Fund, MFS Institutional International Equity Fund, Morgan Stanley Institutional Small Company Growth Fund, PIMCO Total Return Fund, and Vanguard Balanced Index Fund are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). These requirements are effective for financial statements issued for period ending after December 15, 2006.  The provisions of the FSP have been retroactively applied to the statement of net assets available for benefits presented as of December 31, 2005, as required.  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — In 2006 and 2005, substantially all costs of Plan administration were paid through forfeited Company-matching contributions.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Code’s limits.

3.                      INVESTMENTS

The investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, were as follows:

	2006	2005

Best Buy Co., Inc. Common Stock	$286,110,880	$242,201,253
Artisan Small-Cap Value Fund	71,004,612	66,926,489
JPMC Intermediate Bond Fund	65,480,240	65,613,537
MFS Institutional International Equity Fund	50,153,284	24,992,243
Barclays S&P 500 Equity Index Fund	45,160,347	36,439,579
Marsico Growth Fund	41,214,883	38,350,109

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in value as follows:

	2006	2005

Common stock	$36,276,557	$29,339,444
Registered investment funds	38,029,020	16,276,704
Common/collective funds	3,272,819	—

	$77,578,396	$45,616,148

4.                      INVESTMENT CONTRACTS

The Plan has a Stable Value Fund that invests in an intermediate investment grade fixed income portfolio paired with fully benefit-responsive investment contracts structured by JPMorgan Investment Management, Inc. (JPMorgan). JPMorgan maintains the contributions in a wrapped fixed income account, and the Stable Value Fund is credited with earnings based on the experience of the underlying investments and charged for administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by JPMorgan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, the Plan contains a 20% book value corridor that permits up to 20% of the Stable Value Fund to be redeemed in a given year for certain Plan events. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. JPMorgan may not terminate the contract at any amount less than contract value.

The fully benefit-responsive contracts, which are issued by insurance companies and banks, contractually agree to provide principal preservation of participant balances plus earn an interest rate that is specific to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2006	2005
Average yields:
Based on annualized earnings [1]	5.74%	5.67%
Based on interest rate credited to participants [2]	5.14	5.27

1 Computed by dividing the annualized one-day actual earnings of the underlying investments on the last day of the plan year by the fair value of the investments on the same date.

2 Computed by dividing the net annualized one-day earnings credited to participants on the last day of the plan year by the contract value of the investments on the same date.

5.                      RELATED-PARTY TRANSACTIONS

During 2006 and 2005, the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

	2006	2005

Number of common shares purchased	1,264,704	924,405

Cost of common shares purchased	$63,532,048	$46,608,297
Shares added through three-for-two stock split — August 3, 2005	—	1,928,688
Number of common shares sold	1,018,666	1,307,331

Market value of common shares sold	$25,190,824	$71,794,286

Cost of common shares sold	$56,165,987	$29,979,729

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank N.A. JP Morgan Chase Bank N.A. is the Trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

7.                      TAX STATUS

The IRS has determined and informed the Company by a letter dated August 6, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

 8.                   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2006 and 2005, the following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$691,246,875	$588,347,946
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(841,726)	—
JPMorgan Liquidity Fund activity	46,731	—
Deemed loan activity	(143,252)	(84,284)

Net assets available for benefits per Form 5500	$690,308,628	$588,263,662

As of December 31, 2006, the following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500:

	2006	2005

Increase in net assets per statement of changes in net assets available for plan benefits	$102,898,929	$91,089,571
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year	(841,726)	—
Deemed loan activity	(58,968)	(84,284)
JPMorgan Liquidity Fund activity	46,731	—

Net income — Part II Line 2k Form 5500	$102,044,966	$91,005,287

9.       SUBSEQUENT EVENT

Effective January 1, 2007, the Plan was amended to (i) adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code, that will allocate to each eligible participant’s account an employer contribution amount equal to 100% of the first 3% of eligible compensation deferred by the participant under the Plan and 50% of any eligible compensation deferred by the participant in excess of 3% of eligible compensation, but not in excess of 5% of eligible compensation and (ii) provide that the participants’ account balances holding such safe harbor matching contributions will be immediately 100% vested. However, the amendment is not intended to change the current five-year graduated vesting schedule for employer matching contributions made for periods before January 1, 2007.

Effective January 1, 2007, Hewitt Associates, Inc. was appointed as the new administrator of the Plan.

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Description of Investment		Current Value

	REGISTERED INVESTMENT COMPANIES:
	Artisan Small-Cap Value Fund	$71,004,612
	Barclays S&P 500 Equity Index Fund	45,160,347
	PIMCO Total Return Fund	21,719,908
	Hotchkis & Wiley Large-Cap Value Fund	31,525,384
	Marisco Growth Fund	41,214,883
	MFS Institutional International Equity Fund	50,153,284
	Morgan Stanley Institutional Small Company Growth Fund	20,555,981
	Vanguard Balanced Index Fund	34,052,114

	Total registered investment companies	315,386,513

	BEST BUY COMPANY STOCK FUND:
*	Best Buy Co., Inc. common stock	286,110,880
*	JPMorgan Domestic Liquidity Variable Rate, maturity date December 31, 2049	6,060,629

	Total Best Buy Company Stock Fund	292,171,509

	SYNTHETIC INVESTMENT CONTRACT — JPMorgan:
*	JPMorgan Wrapper Value, 5.4%	—
*	Liquidity Fund, 5.4%	1,309,603
	US Treasury Note, 4.6%, February 29, 2008	49,789
	US Treasury Note, 4.6%, March 31, 2008	24,893
*	JPMC Intermediate Bond Fund	65,480,240

	Total synthetic investment contract	66,864,525

*	PARTICIPANT PROMISSORY NOTES LOANS, 5.0%–10.5% interest rate range and maturity dates range from January 1, 2007 to December 23, 2021	17,338,392

		$691,760,939

* Denotes party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

Best Buy Retirement Savings Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 29, 2007	/s/ Susan S. Grafton
Susan S. Grafton
Vice President, Controller and
Chief Accounting Officer